1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	July 2 2015	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE SIXTH MEETING OF THE SIXTH SESSION OF THE SUPERVISORY COMMITTEE

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) announces that the sixth meeting of the sixth session of the supervisory committee (the “Supervisory Committee”) of the Company was held on 1 July 2015. 5 supervisors should attend the meeting and 5 supervisors attended. The convening of and voting at the meeting complied with the relevant requirements of the Company Law of the People’s Republic of China and the articles of association of the Company (the “Articles of Association”) and were legal and valid. The meeting was chaired by the vice chairman of the Supervisory Committee, Mr. Zhang Shengdong.

The supervisors present at the meeting unanimously agreed and passed the following resolutions:

1. The election of Mr. Zhang Shengdong, a supervisor of the Company, as the chairman of the sixth session of the Supervisory Committee of the Company;

2. The election of Mr. GuShisheng, a supervisor of the Company, as the vice chairman of the sixth session of the Supervisory Committee of the Company.

The former chairman of the Supervisory Committee of the Company, Mr. Shi Xuerang (“Mr. Shi”) has retired and submitted his resigation report to the Supervisory Committee on 30 June 2015 resigning as supervisor of the Company and chairman of the Supervisory Committee. According to the Articles of Association, the resignation report of Mr. Shi became effective when it was submitted to the Company. There are 5 supervisors remaining in the sixth session of the Supervisory Committee, meeting the legally prescribed minimum.

Mr. Shi has confirmed that he has no disagreement with the Board and there is no matter relating to his resignation as a supervisor of the Company that needs to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to express its sincere gratitude to Mr. Shi for his valuable contributions to the Company during his term of service with the Company.

Biographies of the chairman and the vice chairman of the sixth session of the Supervisory Committee of the Company are as follows:

ZHANG Shengdong, born in March 1957, a senior accountant, is a supervisor of the Company and a director of Yankuang Group Company Limited (“Yankuang Group”). Mr. Zhang joined the Company’s predecessor in 1981 and became the director of the Finance Management Department of Yankuang Group in 1999. Mr. Zhang served as the deputy chief accountant of Yankuang Group and a supervisor of the Company in 2002. Mr. Zhang was appointed as the general manager assistant of Yankuang Group in 2008. Mr. Zhang was appointed as the deputy general manager of Yankuang Group in January 2014,the vice chairman of the Supervisory Committee in May 2014, and a director of Yankuang Group in May 2015. Mr. Zhang graduated from China University of Mining and Technology.

GU Shisheng, born in January 1964, a professor level senior administrative officer with a master degree, is a supervisor of the Company and the chairman of the Trade Union of Yankuang Group. Mr. Gu joined the Company’s predecessor in 1979. He served as the deputy party committee secretary of Xinglongzhuang coal mine of Yankuang Group in 1996 and the party committee secretary of Xinglongzhuang coal mine of the Company in 2002. He served as the deputy secretary of the Discipline Inspection Commission and the director of Supervision Department of Yankuang Group in 2003. He was appointed as the chairman of the Trade Union of Yankuang Group in January 2014 and a supervisor of the Company in May 2014. Mr. Gu graduated from the Party School of Shandong Provincial Communist Committee.

By order of the Board Yanzhou Coal Mining Company Limited Li Xiyong Chairman of the Board

Zoucheng, Shandong Province, the PRC

1 July 2015

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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